August 29, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Supplemental Response to the Securities and Exchange Commission
Staff Comments dated July 23, 2018, regarding
Prophecy Development Corp.
Draft Registration Statement on Form 20-F
Submitted June 27, 2018
CIK No. 0001545224

Dear Mr. Reynolds:

This letter supplements our response dated August 24, 2018 (the “Original Response Letter”) to the staff’s comments set forth in the July 23, 2018 letter (the “Comment Letter”) regarding the above-referenced Draft Registration Statement on Form 20-F (the “Draft Registration Statement”).

In response to Staff Comment No. 13 set forth in the Comment Letter, we stated in the Original Response Letter that we had amended the Draft Registration Statement to disclose the requested information. The intended amendment was inadvertently omitted from the financial statements included in Amendment No. 1 to the Draft Registration Statement.

As discussed with the staff, by this letter, we confirm that we will make the disclosure revisions set forth below in the Company’s next amendment to the Draft Registration Statement.

The first paragraph of Note 6(b) to the Financial Statements for the years ended December 31, 2017 and 2016 will be amended as follows (with additions underlined):

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b) Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource. When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to property and equipment assets and depreciated using the units of production method on commencement of commercial production.

John Reynolds
August 29, 2018

The first paragraph of Note 6(d) to the Financial Statements for the years ended December 31, 2016 and 2015 will be amended as follows (with additions underlined):

6. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(d) Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource. When the technical and commercial viability of a mineral resource have been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to property and equipment assets and depreciated using the units of production method on commencement of commercial production.

* * * * *

If you should have any questions regarding this supplemental response letter, please do not hesitate to contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,
Prophecy Development Corp.

/s/ John Lee
John Lee
Interim Chief Executive Officer

cc:	James Guttman, Dorsey & Whitney LLP